Exhibit 99.122

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD SIGNS TERM SHEET FOR CORPORATE REVOLVING CREDIT

FACILITY OF UP TO US$50 MILLION

TORONTO, ONTARIO—(Marketwire — July 28, 2010) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that it has signed a term sheet with UniCredit Bank AG (“UniCredit”) for a three-year, corporate revolving credit facility of up to US$50 million (“Facility”). Funds drawn on the Facility upon closing will be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The cost of the Facility, including fees, is expected to average approximately 5.0% to 6.0% annually based on current interest rates. The Facility will also include a 1.5% per annum commitment fee on undrawn amounts. There is no hedging requirement related to the Facility included in the term sheet. The Facility is subject to a legal and technical due diligence review, final credit approval and documentation and the payment of fees, costs and expenses, with closing anticipated in the fourth quarter of 2010.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We continue to strengthen our balance sheet in support of our goal to build Lake Shore Gold into a new, mid-tier gold producer. With up to US$50 million available under the proposed credit Facility upon its closing, we will be well positioned to build on the significant investments made in our Timmins projects to date and will have greater financial flexibility to further advance our projects going forward.”

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

About UniCredit

UniCredit has been an active mining finance house for over 20 years catering to the needs of its diverse and broad client base. Its deep rooted industry and sector knowledge, coupled with its expertise in complementary banking and risk management services, makes UniCredit a strong partner in financing the mining and metals industries. UniCredit is a major international financial institution with strong roots in 22 European countries as well as representative offices in 27 other markets, with approx. 10,000 branches and 160,000 employees.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com